March 27, 2017VIA SEDAR

To: All Applicable Commissions and Stock Exchanges

Dear Sirs:

Re:  VANC Pharmaceuticals Inc. (the “Company”)

As per National Instrument 54-101 requirements, we advise the following with respect to the upcoming Meeting of Shareholders for the subject Company:

Issuer:	VANC Pharmaceuticals Inc.
CUSIP:	92143R204
ISIN:	CA92143R2046
Meeting Date:	July 27, 2017
Meeting Type:	Annual General and Special Meeting
Record Date for Notice:	May 31, 2017
Record Date for Voting:	May 31, 2017
Beneficial Ownership Determination Date:	May 31, 2017
Class of Securities Entitled to Receive Notice:	Common
Class of Securities Entitled to Vote:	Common
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No
Meeting Location:	To be determined
Notice and Access (NAA) Requirements: NAA for Beneficial Holders: NAA for Registered Holders:	No No

Yours truly,

VANC PHARMACEUTICALS INC.

Signed:  “Eugene Beukman”

Eugene Beukman

Director and Corporate Secretary